Frontier Nuclear's Portfolio Company, Kadmos Energy, Advances Engineering Validation
Program for its SMR Design

Winnipeg, Manitoba - April 23, 2026 - Frontier Nuclear and Minerals Inc., d/b/a Frontier Nuclear (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, is developing capabilities in the uranium mining, enrichment and reactor sectors of the nuclear fuel cycle.

Today, Frontier announces that its  portfolio company, Kadmos Energy Services LLC ("Kadmos"), is preparing to initiate its dual experimental validation program at its engineering facility in Idaho Falls - marking a key step in advancing its SMR design forward toward licensing, commercial deployment, and downstream value creation.

Frontier CEO Remarks

"Kadmos represents Frontier's strategic expansion into small modular reactor deployment" said Frank Wheatley, CEO of Frontier.  "With the increasing global demand for nuclear power, Kadmos is building Frontier's capabilities in the SMR sector of the nuclear fuel cycle, and this milestone marks a critical step in converting that strategy into a licensable, commercial, and deployable asset."

Kadmos Engineering Validation Program

Kadmos has established its engineering facility in Idaho Falls to leverage proximity to Idaho National Laboratory, enabling direct access to a deeply specialized nuclear engineering workforce.  Kadmos' facility is equipped to initiate experimental verification and validation of its thermal-hydraulic models for its SMR design.  The data from this program will support SMR design development and regulatory qualification submissions, marking the transition from analytical design to hardware-back validation, a critical step in de-risking the SMR design and advancing toward regulatory licensing.

Kadmos SMR Design Strategy

Kadmos is advancing a light water reactor ("LWR") to materially reduce licensing risk and time-to-market, leveraging decades of operating data already available to the U.S. Nuclear Regulatory Commission ("NRC").  The NRC's newly finalized Part 53 framework reflects a meaningful step toward technology-inclusive licensing, with substantial weight placed on vendors demonstrating safety performance through operational data.  For novel reactor technologies, this creates a structural challenge because the data required to license a reactor can, in practice, only be generated by building and operating one.  Decades of global LWR operational experience provide a deep evidentiary base that Kadmos can directly draw from to accelerate its development roadmap, and avoid over-investment in testing capabilities.

Kadmos Commercial Strategy

Kadmos is developing its SMR technology to address the demand for data centers, industrial energy users, and defense-related applications requiring secure, reliable and scalable power.  Kadmos is advancing engineering, testing, and licensing activities in parallel, with initial commercial operations targeted for the early 2030's.

Kadmos CEO Remarks

"Idaho Falls gives us the talent base and the institutional relationships we need to execute our strategy," said Dr. Youssef Ballout, Kadmos Founder and CEO.  "Initiating experimental validation is a meaningful step forward.  We are focused on delivering a deployable, capital-efficient reactor for customers that need reliable power on a near-term timeline."

About Kadmos Energy Services

Kadmos Energy Services LLC is a U.S. based nuclear energy company focused on the development and deployment of small modular reactors using proven light-water reactor technology.  Kadmos' approach emphasizes low technological risk, established supply chains, and an execution driven model to enable accelerated licensing and near-term deployment.  Kadmos is targeting applications across data centers, industrial energy, and national security infrastructure, delivering reliable, scalable, and carbon free energy solutions. For more information, visit www.kadmosenergy.com.

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in enrichment and reactor technologies.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.frontiernuclear.com